June 26, 2007

Ms. Jeanne Bennett

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Bruker BioSciences Corporation

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the quarterly period ended March 31, 2007

SEC File No. 000-30833

Dear Ms. Bennett:

This letter sets forth the response of Bruker BioSciences Corporation (the “Company”) to the comments contained in your letter dated June 21, 2007 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended March 31, 2007.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 70

1.                                      We note this report does not present the conformed signature of the accounting firm.  In future filings please include a signed report.

Response to Comment 1

In response to the Staff’s comment, in future filings the Company will present the conformed signature of the accounting firm within the Report of Independent Registered Accounting Firm included in Item 8.  Please note, however, prior to filing the Annual Report on Form 10-K for the year ended December 31, 2006, the Company had received from Ernst & Young, our Independent Registered Public Accounting Firm, the manually signed report and consent.

Note 2 Summary of Significant Accounting Policies, page 76

Revenue Recognition, page 79

2.                                      We see you have recorded grant revenue for government grants to assist you in funding early-stage development of your technology applications.  Please present your accounting policy, and clarify the reasons why these grants are recorded as revenue and not as a reduction to your costs for early-stage R&D.

Response to Comment 2

In response to the Staff’s comment, the Company records grant revenue in accordance with Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements (“SAB 101”) and Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB 104”).  Specifically, SAB 101, Question 5 provides guidance on the recognition of nonrefundable fees for the delivery of services including specific reference to fees earned for research and development activities performed for the benefit of a customer.  Consistent with SAB 101, Question 5, the Company  records revenue for government grants related to research and development activities systematically over the life of the contract as the services are provided (period of performance).  The Company also relied on SAB 101 – Frequently Asked Questions and Answers, III. Topic 13.A.3. - Nonrefundable Payments, Question 13, which the Company believes provides additional guidance that supports the appropriateness of the Company’s accounting policy for recognizing grant revenue over the period of performance.  The Company also relied on the guidance provided by SAB 104, A. Selected Revenue Recognition Issues, 3. Delivery and Performance, Section f., Question 5, which is consistent with the guidance in SAB 101, Question 5 referenced above.  The Company has consistently applied the above referenced guidance and treated government sponsored R&D grants as grant revenue.

Note 3 Acquisition of Bruker Optics, page 82

3.                                      We note that on page 83 you refer to using the valuation of an independent third party when determining fair value of assets acquired.  Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.

Response to Comment 3

In response to the Staff’s comment, in future filings the Company will name the independent valuation firm management engaged to assist the Company in appraising the fair value of certain assets acquired.  Please note, however, the independent valuation firm engaged to assist the Company with the acquisition valuations disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 was RSM McGladrey, Inc.  In addition, if the Company intends to incorporate its Form 10-K by reference into any registration statement, the Company will identify the appraisal firm in the “Experts” section and include the consent of the appraisal firm in the registration statement.

4.                                      In the Form 8-K filed on 7/7/06, you disclose that Dr. Laukien and family hold 58% of the registrant’s common shares and 99% of the shares of Optics.  However, in Note 3 you disclose that the minority ownership of Optics was 4.1%.  Please provide a reconciliation of this minority ownership to the 1% not held by Dr. Laukien and family at the time of the transaction.

Response to Comment 4

In response to the Staff’s comment, the disclosure in Item 2.01 of the Form 8-K filed on July 7, 2006, regarding Dr. Laukien and his family members owning 99% of the shares of Bruker Optics, refers to the percentage ownership of outstanding common shares prior to the acquisition of Bruker Optics by the Company.  Of the 18,757,500 Bruker Optics common shares outstanding prior to the acquisition, Dr. Laukien and his family members owned 18,500,000 shares, and one unrelated individual owned the remaining 257,500 shares, or approximately 1% of the total outstanding shares.

The 4.1% minority interest disclosed in Item 8, Note 3 in the Company’s Annual Report on Form 10-K for the year ended December 31 2006, includes the common shares of the unrelated individual referenced above, as well as the common-share equivalents of stock options held by individuals unrelated to Dr. Laukien and his family members, which were cancelled in exchange for cash payments upon completion of the acquisition.  Had these options been exercised prior to the acquisition, an additional 830,250 common shares would have been outstanding.  In summary, the combination of the proceeds paid for the 257,500 common shares owned by the unrelated individual and the cancellation of the outstanding stock options represented 4.1% of the total purchase price for the acquisition of Bruker Optics.

5.                                      We reference the use of the phrase “pooling-of-interests” to explain the merger transaction throughout the filing.  Since pooling of interests is no longer acceptable accounting treatment tell us how you accounted for this transaction under SFAS 141 and disclose the accounting treatment in future filings.

Response to Comment 5

In response to the Staff’s comment, the Company accounted for the acquisition of Bruker Optics in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS 141”).

Paragraph D11 of SFAS 141 states that a Business Combination excludes transfers of net assets or exchanges of shares between entities under common control and cites examples of those types of transactions.  In addition, the Company reviewed Emerging Issues Task Force 02-05 (“EITF 02-05”), Definition of “Common Control” in relation to FASB Statement No. 141 for additional guidance as to the appropriate accounting for the acquisition of Bruker Optics.  Based on the Company’s review of the guidance under SFAS 141 and EITF 02-05, the Company concluded the majority of the Bruker Optics acquisition was required to be accounted for as a combination of businesses under common control.

Specifically, in accordance with paragraph D12 of SFAS 141, the assets and liabilities of Bruker Optics were transferred at carrying amounts at the date of the acquisition for the percentage of ownership of Bruker Optics under common control

(95.9%).  In accordance with paragraph D13 of SFAS 141, the assets and liabilities of Bruker Optics associated with the percentage of ownership of Bruker Optics not under common control were accounted for under the purchase method of accounting (4.1%).  The Company’s disclosure regarding the accounting treatment for the acquisition of Bruker Optics being performed in a manner similar to a pooling of interest was included based on the procedural guidance included in SFAS 141, paragraph D14.

The Company will enhance the disclosures regarding the accounting treatment for the acquisition of Bruker Optics in future filings.

6.                                      We read on page 83 that you recorded IPR&D in this transaction.  In future filings please present IPR&D separately in the statements of operations and provide disclosures in the footnotes, if material.

Response to Comment 6

In response to the Staff’s comment, in future filings the Company will present IPR&D separately in the statements of operations and provide disclosures in the footnotes, if material.  Please note, however, IPR&D charges included in the statement of operations, and as disclosed in Item 8, Note 3 in the Company’s Annual Report on Form 10-K for the year ended December 31 2006, totaled $0.1 million, and was not considered material by the Company.

Note 4 Other Acquisitions, page 84

7.                                      In future filings, please present the purchase price allocations for each acquisition and the other disclosures required by paragraphs 52-55 of SFAS 141.  Please clarify the amount of goodwill which arose in each acquisition.

Response to Comment 7

In response to the Staff’s comment, in future filings the Company will present the purchase price allocations and the other disclosures required by paragraphs 52-55 of SFAS 141 for all acquisitions.  The Company, after reviewing the applicable guidance under SFAS 141, determined the acquisitions disclosed in Item 8, Note 4 of the Annual Report on form 10-K for the year ended December 31, 2006 were not individually material.   Accordingly, the Company disclosed in Item 8, Note 4 the aggregate amount of goodwill associated with these acquisitions, in accordance with paragraph 53 of SFAS 141.  The Company will continue to evaluate its disclosures for these acquisitions in future filings.

8.                                      Please tell us how you determined that there was no settlement of a preexisting executory contract in the acquisition of Socabim and that EITF 04-01 does not apply to this transaction.

Response to Comment 8

In response to the Staff’s comment, the Company considered the guidance under Emerging Issues Task Force No. 04-01 (“EITF 04-01”) to determine whether the guidance applied to the acquisition of Socabim.  Specifically, the Task Force in Issue 2 reached a consensus that EITF 04-01 is only applicable when a contract is effectively settled in connection with a business combination.  As of the date of the acquisition of Socabim, no contractual obligations existed between the Company and Socabim.  Accordingly, the Company determined there was no settlement of a preexisting relationship that needed to be considered when determining the purchase price allocation.

Lastly, as requested by the Staff, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing, specifically the Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended March 31, 2007 addressed in this response letter;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

If we may be of assistance during the Staff’s review of this response letter, please call me directly at 978-663-3660 ext. 1122.

Sincerely,

/s/ William J. Knight

William J. Knight

Chief Financial Officer